SECOND AMENDMENT TO THE SERIES PORTFOLIOS TRUST
INVESTMENT ADVISORY AGREEMENT
with
INFRASTRUCTURE CAPITAL ADVISORS, LLC

THIS SECOND AMENDMENT dated effective as of the 24th day of October, 2024 to the Investment Advisory Agreement, dated as of October 22, 2021, as amended October 26, 2023 (the “Agreement”), entered into by and between SERIES PORTFOLIOS TRUST (the “Trust”), on behalf of the series of the Trust listed on Schedule A to the Agreement, as may be amended from time to time (the “Fund”), and Infrastructure Capital Advisors, LLC (the “Adviser”).

RECITALS
WHEREAS, the parties have entered into the Agreement; and
WHEREAS, the Trust and the Adviser desire to amend the Agreement to add Infrastructure Capital Bond Income ETF as an additional series of the Trust; and

WHEREAS, the Agreement allows for the amendment of Schedule A to the Agreement by a written instrument executed by both parties;

NOW, THEREFORE, the parties agree as follows:

Schedule A of the Agreement is hereby superseded and replaced with Amended Schedule A attached hereto, for the sole purpose of adding Infrastructure Capital Bond Income ETF as an additional series of the Trust.

Except to the extent amended hereby, the Agreement shall remain in full force and effect.
IN WITNESS WHEREOF, the parties hereto have caused this Second Amendment to be executed by a duly authorized officer on one or more counterparts as of the date and year first written above.

SERIES PORTFOLIOS TRUST on behalf of the series listed on Schedule A		INFRASTRUCTURE CAPITAL ADVISORS, LLC

By:	/s/ Ryan L. Roell	By:	/s/ Jay D. Hatfield
Name:	Ryan L. Roell	Name:	Jay D. Hatfield
Title:	President	Title:	Chief Executive Officer

SCHEDULE A

Series of Series Portfolios Trust	Annual Fee Rate as a Percentage of Average Daily Net Assets	Effective Date of Initial Investment Advisory Agreement
InfraCap Equity Income Fund ETF	0.80%	December 28, 2021
InfraCap Small Cap Income ETF	0.80%	December 5, 2023
Infrastructure Capital Bond Income ETF	0.80%	December 5, 2024

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